UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

ProShares Trust
(Name of Issuer)
ProShares UltraShort MSCI Japan
(Title of Class of Securities)
74337R347
(CUSIP Number)
August 12, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74337R347

1	NAMES OF REPORTING PERSONS FCM Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		141,850**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		141,850**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	141,850**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	31.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, PN
* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4.

CUSIP No.	74337R347

1	NAMES OF REPORTING PERSONS FCM Investments GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		141,850**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		141,850**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	141,850**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	31.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4.

CUSIP No.	74337R347

1	NAMES OF REPORTING PERSONS T. Montgomery Jones

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		141,850**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		141,850**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	141,850**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	31.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4.

SCHEDULE 13G
This Schedule 13G (this “Schedule 13G”) is being filed on behalf of FCM Investments, L.P., a Texas limited partnership (“FCM”), FCM Investments GP, LLC, a Texas limited liability company (the “GP”), and T. Montgomery Jones (collectively, the “Reporting Persons”). T. Montgomery Jones is the principal and sole member of the GP. The GP is the general partner of FCM. FCM serves as the investment advisor to certain private investment funds and managed accounts (collectively, the “Accounts”). This Schedule 13G relates to shares of beneficial interest, no par value, of ProShares UltraShort MSCI Japan (the “Shares”) issued by ProShares Trust, a Maryland trust (the “Issuer”), held by the Accounts.

Item 1(a)	Name of Issuer.
ProShares Trust

Item 1(b)	Address of Issuer’s Principal Executive Offices.
7501 Wisconsin Avenue
Suite 1000
Bethesda, Maryland 20814

Item 2(a)	Name of Person Filing.
(1) FCM Investments, L.P.
(2) FCM Investments GP, LLC
(3) T. Montgomery Jones

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
For all Filers:
2200 Ross Avenue, Suite 4600 West
Dallas, TX 75205

Item 2(c)	Citizenship or Place of Organization.
(1) FCM Investments, L.P. is a Texas limited partnership.
(2) FCM Investments GP, LLC is a Texas limited liability company
(3) T. Montgomery Jones is a U.S. citizen.

Item 2(d)	Title of Class of Securities.
ProShares UltraShort MSCI Japan

Item 2(e)	CUSIP Number.
74337R347

Item 4	Ownership.
(a)	FCM, the GP and T. Montgomery Jones may be deemed the beneficial owners of 141,850 Shares held by the Accounts.
(b)
FCM, the GP and T. Montgomery Jones may be deemed the beneficial owners of 31.5% of the outstanding Shares held by the Accounts. This percentage was determined by dividing 141,850 by 450,000, which is the number of Shares issued and outstanding.

(c)	FCM, the GP and T. Montgomery Jones have the shared power to vote and dispose of the 141,850 Shares beneficially owned by the Accounts.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1
Joint Filing Agreement, dated November 7, 2011, between FCM, GP and T. Montgomery Jones.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 7, 2011

FCM INVESTMENTS, L.P.

By:	FCM Investments GP, LLC its general partner

	By:	/s/ T. Montgomery Jones Name: T. Montgomery Jones
Title: Managing Member

FCM INVESTMENTS GP, LLC

By:	/s/ T. Montgomery Jones

Name: T. Montgomery Jones
Title: Managing Member

/s/ T. Montgomery Jones

T. Montgomery Jones